SIDLEY AUSTIN llp ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
nhowell@sidley.com (312) 853-7557	FOUNDED 1866

July 28, 2011

VIA EDGAR

Mr. Michael McTiernan, Assistant Director
Mr. Jerard Gibson, Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010

Re:	Altegris QIM Futures Fund, L.P. (the “Registrant”) – Amendment No. 2 to the Registration Statement on Form 10 (Registration No. 000-53815)

Dear Mr. McTiernan and Mr. Gibson:

We thank the Staff for its comment letter of October 18, 2010 (the “Comment Letter”) relating to the Registrant’s Registration Statement on Form 10/A filed on September 10, 2010.  We are filing today via EDGAR Registrant’s Amendment No. 2 to the Registration Statement on Form 10 along with this letter.  For your convenience, the comments included in the Comment Letter are set forth verbatim below, together with the Registrant’s responses thereto.  As a courtesy to the Staff, we are forwarding, under separate cover, a redlined version of Amendment No. 2 showing changes from Amendment No. 1.

General

1.
We note your statement on page 3 that you do not believe you are subject to registration under the Investment Company Act.  We also note that you reserve the right to invest in forward contracts.  Please advise us why you believe the partnership is not an investment company subject to registration and regulation under the Investment Company Act.  Please note that we will refer your response to the Division of Investment Management for further review.

The Registrant is not an “investment company” as defined in the Investment Company Act of 1940 (the “1940 Act”) because the Registrant is an issuer primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.  The Registrant is primarily engaged in the business of investing, reinvesting and trading in commodity interests.  Therefore, the Registrant is excluded from the definition of the term “investment company” pursuant to Section 3(b)(1) of the 1940 Act, as interpreted in a line of SEC No-Action Letters applying this exclusion to commodity pools.  See Managed Futures Association, 1996 SEC No-Act. LEXIS 623 (July 15,

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

SEC Response Letter
July 28, 2011

1996); Ft. Tryon Futures Fund Limited Partnership, 1990 SEC No-Act. LEXIS 1192 (August 16, 1990); E. F. Hutton and Company, Inc., 1983 SEC No-Act. LEXIS 2655 (July 22, 1983); Peavey Commodity Funds I, II and III, 1983 SEC No-Act. LEXIS 2576 (June 2, 1983).  (These No-Action Letters will be referred to collectively in this response as the “Peavey No-Action Letters.”)  The use of forward agreements that reference commodities is common practice for commodity pools, and the Staff of the Division of Investment Management has never challenged the 1940 Act status of a commodity pool by reason of its use of such instruments.  Indeed, the use of such instruments by numerous commodity pools that have been reviewed by the Staff over the past several decades is commonplace.

The Peavey No Action Letters

We set forth below certain pertinent excerpts from the Peavey No-Action Letters setting forth the principles enumerated by the Staff in analyzing whether a commodity pool is “primarily engaged … in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities” within the meaning of Section 3(b)(1) of the 1940 Act.  These are the principles applicable to the Registrant and to the analysis of the Registrant’s status under the 1940 Act.

The Registrant has been specifically structured in a manner intended to conform to the advice of the Division of Investment Management in Peavey Commodity Funds I, II and III:

“In determining whether an entity which invests in futures, including futures in exempted securities and futures on indices of securities, and options on such futures, is otherwise an investment company, one must determine first whether the entity is otherwise within the definition of an investment company contained in section 3(a) of the Investment Company Act.  Generally, this would require a determination of whether the entity was, otherwise than by its investment in such futures or options on such futures, either primarily engaged in investing in securities so as to be an investment company under section 3(a)(1) [now Section 3(a)(1)(A)], of the Investment Company Act, or on an entity with more than 40 percent of its total assets (exclusive of Government securities and cash items) in investment securities so as to be an investment company within section 3(a)(3) [now Section 3(a)(1)(C)], of the Investment Company Act.

If the entity was not an investment company within the meaning of section 3(a)(1), but was within 3(a)(3), the entity would, nevertheless, still not be an investment company if it was excepted by section 3(b)(1) as an entity which was primarily engaged, directly or through a wholly-owned subsidiary, in a business or businesses other than trading in securities.  In applying this provision to an entity engaged in investing in the aforementioned futures, we would, in accord with section 2(a)(1) of the CEA, consider the entity not to be subject to SEC jurisdiction under the Investment Company Act if it was directly or indirectly primarily engaged in the business of investing in futures.

SEC Response Letter
July 28, 2011

In determining an entity’s primary engagement one usually looks to the composition of its assets, the sources of its income, the activities of its officers and employees, its representations, and its historical development.  The first two of these factors are usually regarded as the most telling.  However, it has been recognized that with respect to a commodity pool, a snapshot picture of its balance sheet contrasting the value of its futures contracts (unrealized gain on such contracts) with the value of its other assets, e.g., its reserves and margin deposits, which often are in the form of United States government notes, may not reveal the primary nature of the business.  In other words, the fact that such an entity, otherwise than by reason of its investment in futures, has more than 50 percent of its assets in securities would not necessarily indicate that it is primarily engaged in investing in securities.  See Alpha-Delta Fund (pub. avail. May 4, 1976).

In determining whether an entity investing in futures was otherwise primarily engaged in the business of investing in securities, we would consider of first importance the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risk of loss.  Thus, at least with respect to such a company, a company’s intentions are of great importance in determining its primary business.  However, a company’s real intentions may be revealed by its operations and, therefore, its gains and losses in futures trading, in comparison to its gains and losses on its government securities and other securities would be relevant to a determination of the company’s primary business.  Such a comparison on an annual, or other suitable basis, may be more revealing of a company’s primary business than a comparison of the company’s net gains or losses in futures and options [on] futures trading with its net gains or losses in investing in securities, otherwise than by reason of investing in futures and options and options on futures, which figures would be affected by the company’s relative degree of success in these different areas.”

In Managed Futures Association, the Staff articulated the analysis required to determine the primary business of a commodity pool very clearly:

“Many commodity pools that are held out to the public as such can meet the definition of investment company in Section 3(a)(3) [now Section 3(a)(1)(C)] in view of the nature of their business.  A commodity pool that meets the definition of investment company in Section 3(a)(3) nonetheless may be excluded by Section 3(b) of the Investment Company Act.  Section 3(b)(1) excludes from the definition of investment company any issuer engaged primarily in a business or businesses other than investing, reinvesting, owning, holding or trading in securities, either directly or through wholly-owned subsidiaries.

In Tonopah Mining Co. of Nevada (“Tonopah”), the Commission adopted a five factor analysis for determining an issuer’s primary business for purposes of assessing the issuer’s status under the Investment Company Act.  Although the Commission

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decided Tonopah under Section 3(b)(2) of the Investment Company Act, the same factors are relevant to determining an issuer’s primary business under Section 3(b)(1).  These factors are:  (1) the company’s historical development; (2) its public representations of policy; (3) the activities of its officers and directors; (4) the nature of its present assets; and (5) the source of its present income.  In Tonopah, the Commission accorded the fourth and fifth factors the most weight.

The staff has recognized that a commodity pool’s balance sheet may not necessarily be a useful indicator of the pool’s primary business for purposes of assessing the pool’s status under the Investment Company Act.  The staff has taken the position, therefore, that in determining the primary business of a commodity pool, the most important factor to be considered is the portion of the pool’s business with respect to which it anticipates realization of the greatest gains and exposure to the largest risk of loss.  In our view, therefore, a commodity pool’s primary business should be deemed to be investing or trading in commodity interests if (1) the pool looks primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that commodity interests present the primary risk of loss, and (3) the pool’s historical development, public representations of policy (in its prospectus or offering circular and in marketing materials), and the activities of those charged with management of the pool demonstrate that the pool’s primary business is investing or trading in commodity interests, rather than securities.”

The SEC Staff has made it clear that an entity coming within Section 3(b)(1) would also not be an investment company within the meaning of Section 3(a)(1)(A) (previously Section 3(a)(1)).  “A resolution of AIDC’s status under one of these sections will also resolve its status under the other section.” Australian Industry Development Corporation, 1980 SEC No-Act. LEXIS 3581 (August 11, 1980).  Consequently, if the Registrant qualifies for the Section 3(b)(1) exclusion from “investment company” status under Section 3(a)(3) [now Section 3(a)(1)(C)], it should also not constitute an “investment company” under Section 3(a)(1) [now Section 3(a)(1)(A)].  Section 3(b)(1) is, by its terms, more expansive than Section 3(a)(1) [now Section 3(a)(1)(A)] in that the exclusion of Section 3(b)(1) applies to entities which are primarily engaged in a business other than “investing, reinvesting, owning, holding, or trading, in securities,” whereas Section 3(a)(1) [now Section 3(a)(1)(A)] refers only to “investing, reinvesting, or trading, in securities.”  The Staff has recognized that this difference in language can support a finding that an entity is not an investment company under Section 3(a)(1) [now Section 3(a)(1)(A)] because its primary business would be owning or holding securities rather than investing, reinvesting, or trading in them.  See Dean Witter Principal Guaranteed Fund III L.P., 1992 SEC No-Act. LEXIS 889 (July 23, 1992).  As Section 3(b)(1) is more expansive than Section 3(a)(1) [now Section 3(a)(1)(A)], if an issuer qualifies for the Section 3(b)(1) exclusion from Section 3(a)(3) “investment company” status, such issuer should also be excluded from the Section 3(a)(1) [now Section 3(a)(1)(A)] definition of “investment company.”

SEC Response Letter
July 28, 2011

Analysis of the Registrant in light of Peavey

The Registrant looks primarily to commodity interests as its principal intended source of gains and anticipates that commodity interests present the primary risk of loss.  The term “commodity” is defined in Section 1(a)(4) of the Commodity Exchange Act and means, in addition to various enumerated agricultural commodities and other goods and articles (excluding onions and motion picture box office receipts), “all services, rights and interests in which contracts for future delivery are presently or in the future dealt in.”  Consequently, the “services, rights and interests” from which the Registrant’s forward contracts, if any, derive their value clearly are commodities within the meaning of the Commodity Exchange Act, as they derive their value from the same or substantially similar “services rights and interests” as exchange-traded futures.  The Staff’s guidance in Peavey Commodity Funds I, II and III specifically refers to “futures, including futures in exempted securities and futures on indices of securities, and options on such futures,” clearly illustrating the Staff’s understanding that the term “commodity” is not limited to agricultural commodities and other goods and articles (excluding onions and motion picture box office receipts).  In Managed Futures Association, the staff refers to the pool’s investments or trading in “commodity interests,” not just futures and options on futures, clearly illustrating that the Staff’s understanding of the term “commodity interests” is not limited to exchange-traded futures and options on futures.  In fact, many commodity pools routinely use forward contracts (as well as swaps and other over-the-counter derivatives) that derive their value from a reference asset that is not presently the reference asset for any exchange-traded future.  A good example is emerging markets currencies.  Indeed, examples of commodity pools that, in addition to futures and options on futures, use forward contracts that derive their value from commodities (whether or not such commodities also serve presently as the reference asset for an exchange-traded future) are so numerous and common that an exhaustive list would be too long to include in this letter.  A few examples of commodity pools that use such instruments and with which the Staff is familiar include: The Frontier Fund (Registration No. 333-164629); Grant Park Futures Fund Limited Partnership (Registration No. 333-153862); RJO Global Trust (Registration No. 333-146177); IShares Diversified Alternatives Trust (Registration No. 333-153099); various series of ProShares Trust II (Registration No. 333-156888).

While all derivatives, including exchange-traded futures and options on futures, when held in the portfolio of a registered investment company, may be viewed as securities for certain limited purposes under the 1940 Act (such as the capital structure limitations and leverage limitations set forth in Section 18 of the 1940 Act), their inclusion in the portfolio of a commodity pool that is excluded from the 1940 Act by reason of Section 3(b)(1) does not disturb the Section 3(b)(1) exclusion or the analysis of the Registrant under the Peavey No-Action Letters.

Other Peavey Criteria

In addition to expected sources of profit and exposure to risk of loss, the Peavey No-Action Letters require one to consider the issuer’s historical development, public representations of policy and the activities of those charged with its management.

SEC Response Letter
July 28, 2011

Historical Development.  The development of the Registrant points clearly to its intention to be a commodity pool, not an investment company.  In fact, the entire purpose of the Registrant’s development has been precisely that the Registrant should operate as a commodity pool that is not also an “investment company” for regulatory purposes.  For example, Altegris Portfolio Management, Inc. (the “General Partner”), the Registrant’s general partner is registered with the CFTC as the commodity pool operator of the Registrant.  The description of the Registrant’s business in its Registration Statement on Form 10 is consistent with that of a commodity pool and inconsistent with that of an investment company.  The Agreement of Limited Partnership of the Registrant (the “Limited Partnership Agreement”) specifically provides that the General Partner may amend the Limited Partnership Agreement without limited partner consent to prevent the Registrant from becoming subject to the Investment Company Act of 1940.  This factor clearly weighs in favor of the conclusion that the Registrant is not an investment company.

Representations.  The Registrant is represented to be a commodity pool, and the use of Registrant’s funds for futures margin, as described in the Registrant’s Registration Statement on Form 10, is consistent with such representation.  This factor, too, clearly weighs in favor of the conclusion that the Registrant is not an investment company.

Activities of Management.  The General Partner’s activities are entirely consistent with and support the conclusion that the Registrant is excluded pursuant to Section 3(b)(1) of the 1940 Act.  The General Partner organized the Registrant to be a commodity pool, the trading activity of which were to be managed specifically by Quantitative Investment Management LLC, a registered commodity trading advisor, implementing its futures and forwards trading strategy on behalf of the Registrant.  This activity is consistent with acting as a commodity pool operator and commodity trading advisor, not with operating or advising an investment company.  This factor, too, clearly weighs in favor of the conclusion that the Registrant is not an investment company.

Conclusion

The Registrant clearly is within the exclusion from the definition of the term “investment company” set forth in Section 3(b)(1) of the 1940 Act, as interpreted by the Staff of the Division of Investment Management in the Peavey No-Action Letters.  A forward contract (or other derivative) that derives its value from a reference asset that is a commodity interest is a natural instrument for inclusion in the portfolio of a commodity pool.  The use of forward contracts by the Registrant does not alter the conclusion that the Registrant is excluded from the definition of the term “investment company” pursuant to Section 3(b)(1) of the 1940 Act.

Narrative Description of Business, page 3

2.
We note your response to comment 6 from our letter dated December 1, 2009.  Please further revise the disclosure to identify, as of a recent date, the allocation of your assets among futures contracts, currencies, options on futures contracts and forward contracts.  Also, please revise to describe the counterparties to your forward contracts.

SEC Response Letter
July 28, 2011

Registrant has revised its disclosure to clarify that it does not currently engage in trading currencies or forward contracts (although it does trade futures contracts on currencies).  Registrant therefore has no forward contract counterparties to describe.  Registrant has also revised its disclosure to clarify that its trading activities are currently limited to futures contracts only but may in the future include options on futures contracts.

Although there are no, nor have there been to date, allocations among different derivative instrument types (or spot currencies) for Registrant to disclose, Registrant notes that each of these instruments—futures, options on futures, forward contracts referencing commodities, including currencies, and spot currencies—are highly liquid and are priced, and generally settled, daily.  These instruments exhibit substantially similar economic behavior over the short-term price movements that Registrant’s trading program seeks to exploit.  Registrant’s trading program, which seeks to capitalize on short-term price movements in the futures markets, views these instruments as largely substitutable for purposes of maintaining exposure to a futures market (or the relevant underlying commodity) although perhaps differing with respect to use advantage from time to time (for example, many currencies generally trade with narrower bid-ask spreads in the forward markets than the same currencies in the futures markets and thus currency forward contracts may be more efficient instruments for entering and exiting currency positions than are the comparable futures contracts).  With respect to any options on futures contracts that Registrant may trade in the future, Registrant notes that, as disclosed, its trading program seeks to predict price movements in the futures markets and to capitalize on those price movements, not to trade strategies specific to the unique mathematical and economic features of options.  Thus Registrant believes that, were there allocations among instrument type to disclose, such disclosure would not be meaningful with respect to gaining an understanding of the nature of Registrant’s business.  Any such allocations would be dynamic and all such instruments would be used for the same purpose: obtaining and maintaining exposure to a futures market (or underlying commodity) while seeking to capitalize on changing prices in that futures market (or underlying commodity) utilizing the same range of assets to support such exposure regardless of choice of instrument at any particular time.

(v) Use of Proceeds, page 6

3.
Please tell us whether you have been subject to margin calls.  If so, quantify the amount of such margin calls.  We note your general discussion of market factors that could potentially impact the percentage of your assets held as initial margin.  Please revise to specifically disclose whether your historical margin requirements have been higher than the anticipated range of 5-20%.

Registrant’s margin requirements are in contrast to entities that have lines of credit and generally do not have to post margin unless there is a margin call by a broker.  Registrant is required to post margin for all of its futures positions and any forward positions.  Accordingly Registrant experiences margin calls as part of its normal daily operations in the form of “initial margin” and “variation margin.”  The “initial margin,” posted at or about the

SEC Response Letter
July 28, 2011

initiation of a trade (or by the end of the trading day), is established by the relevant clearing organization (the counterparty to futures transactions) or forward counterparties at a level that will give such counterparty a very high probability that the position will not have a loss on any given day that would be greater than the “initial margin” amount.  As previously disclosed, these counterparties will periodically increase or decrease the “initial margin” requirements when the risk in a particular market changes (e.g., higher volatility may require an increase in the “initial margin”).  In addition to the “initial margin,” at the close of each trading day “variation margin,” representing the unrealized gain or loss on the open positions, is either credited to or debited from Registrant’s account.  If “variation margin” payments cause the Registrant’s “initial margin” to fall below “maintenance margin” levels, a “margin call” is made, requiring Registrant to deposit additional margin or have its position closed out.  Registrant has been subject to “initial margin” requirements ranging between 5% and 20% of Registrant’s net assets.  Registrant has not posted initial margin above 20% of Registrant’s net assets to date, as is now specifically disclosed.  In addition, in the normal course of Registrant’s daily operations, Registrant has received and made “variation margin” payments on a daily basis and has always satisfied its variation margin requirements.  As a result, Registrant has never had a position involuntarily closed out.

Narrative Description of the Business

(vi) Charges, page 8

4.
We have reviewed your response to comment number 8 and the disclosures regarding the organizational costs and ongoing offering costs included within your amended filing.  Please tell us how your current policy regarding each of these costs complies with US GAAP.  Within your response, please tell us whether you have accrued any liability for the amounts to be reimbursed to the General Partner and management’s justification for their current accounting treatment.

The General Partner incurred for and paid all expenses in connection with the initial organization of the Registrant, which totaled approximately $64,000.  Accounting Standards Codification 720-15-25-1 requires that the “[c]osts of start-up activities, including organizational costs, shall be expensed as incurred.”  As the Registrant has not incurred these costs, the Registrant has not recorded these start-up costs on its financial statements as an other asset or a corresponding payable to the General Partner.  The General Partner has decided to charge the Registrant for organizational costs over a sixty-month period to more equitably spread such costs across investors.  Starting with the thirteenth month after the Registrant commenced operations, the General Partner has billed the Registrant, on a monthly basis, 1/60th of the $64,000 or approximately $1,067.  In the event that the Registrant were to cease operations prior to the end of the sixty-month period, the Registrant would not be obligated to reimburse the General Partner the unbilled amounts.  As the Registrant would not be responsible for any unbilled amounts, GAAP would not require the Registrant to record a corresponding amount in its statement of financial condition.  Included in the Registrant’s current liabilities are current month’s billed organizational expenses for

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amounts incurred.  Therefore, the Registrant does not carry any liability for any unbilled amounts on its statement of financial condition.

5.
Various Service Providers.  We note your response to comment 12 in our letter dated December 1, 2009.  Please revise to provide a more detailed explanation of why the General Partner receives a fixed administrative fee in light of the partnership’s responsibility to pay its own operating expenses.  Clarify why the parties believe the Management Fee is not sufficient to cover the General Partner’s overhead expenses.  Please also revise to clarify whether the General Partner will receive the administrative fee regardless of whether actual expenses exceed the Operating Expense Cap.

The fixed administrative fee is a business term of an investment in the Registrant.  The purpose of the fixed administrative fee is not to cover the direct operating expenses of the Registrant.  Rather, the fixed administrative fee represents an estimate of the General Partner’s ongoing overhead expenses incurred in relation to its operation of the Partnership, although actual overhead expenses incurred by the General Partner may be greater or less than the amount of the fixed administrative fee.  The Registrant will not be entitled to any refund or reimbursement if fixed administrative fees exceed the General Partner’s actual overhead.

The Management Fee is a fee for services and thus is, in part, intended to generate a profit for the General Partner regardless of the General Partner’s costs of providing services.  We have revised Form 10/A to clarify that the General Partner will receive and retain the fixed administrative fees and Management Fees regardless of the costs incurred by the General Partner in managing and operating the Partnership.

Item 13.  Financial Statements and Supplementary Data

Altegris Portfolio Management, Inc.

6.
We note your response to prior comment 15 and reissue the comment.  Please tell us whether Altegris Portfolio Management, Inc. is relying upon the support of Altegris Capital, LLC to fund its operations.  If so, please amend to include disclosure within your filing, where appropriate, to indicate that Altegris Portfolio Management, Inc. is reliant upon Altegris Capital, LLC and provide the audited balance sheet of Altegris Capital, LLC.  Refer to Rule 8-07 of Regulation S-X.

The General Partner generates sufficient income to fund its operations and is not reliant on its parent for operating capital.  At certain points during the year ended December 31, 2008 and the period ended September 30, 2009 the General Partner made dividend distributions, in excess of its retained earnings, to its parent company at the time, Altegris Capital, L.L.C.  Each of these distributions was made from excess cash held by the General Partner.  During the year-ended December 31, 2008 and the 9-month period ended September 30, 2009, the General Partner had a positive retained earnings and was profitable. As of December 31, 2010, the General Partner became a wholly-owned subsidiary of Genworth Financial, Inc. (NYSE: GNW), the financial statements of

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July 28, 2011

which are a matter of public record.

We thank the Staff for its attention to this filing.  Should the Staff have any questions regarding the Registrant’s responses above, please do not hesitate to contact the undersigned at 312-853-2655 (fax: 312-853-7036; email: nhowell@sidley.com) or James Biery at 312-853-7557 (fax: 312-853-7036; email: jbiery@sidley.com).

Very truly yours,

/s/ Nathan A. Howell
Nathan A. Howell

cc:	David Mathews
James B. Biery